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                             September 17, 2021

       Scott Turicchi
       Chief Executive Officer
       Consensus Cloud Solutions, Inc.
       700 S. Flower Street, 15th Floor
       Los Angeles, CA 90017

                                                        Re: Consensus Cloud
Solutions, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12B
                                                            Filed September 13,
2021
                                                            File No. 001-40750

       Dear Mr. Turicchi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

       Amendment No. 2 to Registration Statement on Form 10-12B

       Notes to Unaudited Pro Forma Combined Financial Statements, page 50

   1. On page 114, you indicate that Consensus will make a $260 million distribution to J2
                                                        Global. Please clarify
if this distribution is expected to be made in cash. If cash distributions are
expected to be made in connection with this transaction, please explain how they were
contemplated in your pro forma financial statements.
   2. For adjustment (i), please revise to more fully describe how you determined the number of pro forma
weighted-average shares outstanding for both the year ended December 31,
                                                        2020 and the six months
ended June 30, 2021. Explain to us why you are using a different number of shares in
each period.
 Scott Turicchi
Consensus Cloud Solutions, Inc.
September 17, 2021
Page 2

        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameScott Turicchi
                                                          Division of
Corporation Finance
Comapany NameConsensus Cloud Solutions, Inc.
                                                          Office of Technology
September 17, 2021 Page 2
cc:       Stewart L. McDowell
FirstName LastName